Exhibit 77Q2

Boulder Growth & Income Fund, Inc.

Response to Item 77Q2

SUB-ITEM 77Q2: Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon the Fund’s review of the copies of such forms it received and written representations from such persons, the Fund believes that for the fiscal year ended November 30, 2013, all such filing requirements applicable to such persons were complied with.